UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

NEW PLAN EXCEL REALTY TRUST, INC.

(Name of Subject Company)

NEW PLAN EXCEL REALTY TRUST, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

648053106

(CUSIP Number of Class of Securities)

Steven F. Siegel, Esq.

Executive Vice President, General Counsel and Secretary

New Plan Excel Realty Trust, Inc.

420 Lexington Avenue

New York, New York 10170

(212) 869-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

WITH COPIES TO:

J. Warren Gorrell, Jr., Esq.

David W. Bonser, Esq.

Hogan & Hartson LLP

555 Thirteenth Street, N.W.

Washington, D.C. 20004

(202) 637-5600

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the solicitation/recommendation statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2007 (as previously filed with the SEC, the “Schedule 14D-9”), by New Plan Excel Realty Trust, Inc., a Maryland corporation (“New Plan,” “we,” “us,” “our,” or the “company”), relating to the tender offer by Super MergerSub Inc., a Maryland corporation which we refer to as the “purchaser,” pursuant to which the purchaser is offering to purchase for cash all outstanding shares of New Plan’s common stock, par value $0.01 per share, at a price of $33.15 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase (together with any amendments or supplements hereto, the “offer to purchase”) and the related letter of transmittal (together with any amendments or supplements thereto, the “letter of transmittal” and, together with the offer to purchase, the “tender offer”).  The tender offer is more fully described in the tender offer statement on Schedule TO and related exhibits filed by the purchaser with the SEC on March 8, 2007, as amended by the purchaser on March 21, 2007.

The tender offer is being made in connection with the Agreement and Plan of Merger, dated as of February 27, 2007 (together with any amendments or supplements thereto, the “merger agreement”), that we and Excel Realty Partners, L.P., a partnership of which we are, indirectly through a wholly owned subsidiary, the sole general partner (“DownREIT Partnership”), have entered into with the purchaser, Super IntermediateCo LLC, a Maryland limited liability company and the purchaser’s parent entity (“parent”), and Super DownREIT MergerSub LLC, a Delaware limited liability company that is wholly owned by parent (“DownREIT MergerSub” and, together with parent and the purchaser, the “purchaser parties”), pursuant to which, after the completion of the tender offer and the satisfaction or waiver of certain conditions, the purchaser will be merged with and into us and we will survive the merger (the “merger”).  In connection with the tender offer and the merger, pursuant to the merger agreement, DownREIT MergerSub or an affiliate will be merged with and into the DownREIT Partnership, with the DownREIT Partnership being the surviving limited partnership in a merger transaction that we refer to as the “DownREIT Partnership merger,” and together with the merger, the “mergers.”

The purchaser parties are affiliates of Centro Properties Limited, or “Centro,” a retail investment organization specializing in the ownership, management and development of retail shopping centers across Australia, New Zealand and the United States.  All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 1, except that such information is hereby amended to the extent specifically provided herein.

ITEM 8.  ADDITIONAL INFORMATION

Item 8 under the heading “Section 14(f) Information Statement” is hereby amended to state in its entirety as follows:

Section 14(f) Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, on or about March 21, 2007, we filed with the Commission and transmitted to our stockholders an information statement in connection with the possible designation by the purchaser, pursuant to the merger agreement, of certain persons to be appointed to our board of directors other than at a meeting of our stockholders. The information statement has been filed as Exhibit (a)(4) to this solicitation/recommendation statement and is incorporated herein by reference.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following subsection at the end of Item 8:

Certain Litigation

On March 5, 2007, a purported stockholder class action lawsuit related to the tender offer and the merger was filed in the Supreme Court of the State of New York, County of Nassau, Jim Worthey v. New Plan Excel Realty Trust, Inc., et al. (Index No. 07-003947), naming us and each of our directors as defendants.  The lawsuit also named as defendants Centro Properties Group and Centro Retail Trust, both of which are affiliates of Centro and which we collectively refer to as the “Centro defendants.”  This lawsuit alleges, among other things, that our directors breached their fiduciary duties to stockholders by approving the merger agreement and claims that the price per share fixed by the merger agreement is inadequate and unfair.  In addition, the lawsuit alleges that we and the Centro defendants aided and abetted such alleged breach of fiduciary duty by our directors.

The lawsuit seeks, among other things, class action status and to enjoin the consummation of the tender offer, the merger and the related transactions.  We and, if served, the Centro defendants intend to vigorously defend the action.  However, there can be no assurance as to the outcome of the litigation.  An adverse preliminary or final judgment could have a material adverse effect on the completion of tender offer and the mergers.

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit Number	Description
(a)(1)	Letter to Stockholders of New Plan Excel Realty Trust, Inc., dated March 8, 2007*
(a)(2)	Offer to Purchase, dated March 8, 2007 (incorporated by reference to Exhibit (a)(1) to Schedule TO of Super MergerSub Inc. filed on March 8, 2007)
(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to Schedule TO of Super MergerSub Inc. filed on March 8, 2007)
(a)(4)	Section 14(f) Information Statement (incorporated by reference to Schedule 14F-1 of New Plan Excel Realty Trust, Inc. filed on March 21, 2007)
(a)(5)	Opinion of Merrill Lynch & Co., dated February 27, 2007 (included as Annex A to the Solicitation/Recommendation Statement on Schedule 14D-9)*
(a)(6)

Press Release issued jointly by New Plan Excel Realty Trust, Inc. and Centro Properties Group on February 27, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of New Plan Excel Realty Trust, Inc. filed on February 28, 2007)

(a)(7)

Email Letter to Employees of New Plan Excel Realty Trust, Inc. from Glenn J. Rufrano, dated February 27, 2007 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of New Plan Excel Realty Trust, Inc. filed on February 28, 2007)

(a)(8)

Amendment and Supplement No. 1 to the Offer to Purchase and Form of Letter of Transmittal, dated March 21, 2007 (incorporated by reference to Exhibit (a)(1)(J) to Amendment No. 1 to Schedule TO of Super MergerSub Inc. filed on March 21, 2007)

(e)(1)

Agreement and Plan of Merger, dated as of February 27, 2007, by and among New Plan Excel Realty Trust, Inc., Excel Realty Partners, L.P., Super IntermediateCo LLC, Super MergerSub Inc. and Super DownREIT MergerSub LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of New Plan Excel Realty Trust, Inc. filed on March 2, 2007)

Exhibit Number	Description
(e)(2)

Commitment Letter, dated as of February 27, 2007, by and among J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., CPT Manager Limited and Centro Properties Limited (incorporated by reference to Exhibit (b)(1) to Schedule TO of Super MergerSub Inc. filed on March 8, 2007)

(e)(3)

Co-Obligor Agreement, dated as of February 27, 2007, by and among Centro Properties Limited ABN 52 006 378 365, CPT Manager Limited ABN 37 054 494 307, in its capacity as the CPT of Centro Property Trust ARSN 090 931 123, and New Plan Excel Realty Trust, Inc. (incorporated by reference to Exhibit (b)(2) to Schedule TO of Super MergerSub Inc. filed on March 8, 2007)

(e)(4)	Confidentiality Agreement, dated as of January 30, 2007, between New Plan Excel Realty Trust, Inc. and Centro Property Trust*
(e)(5)

Articles of Amendment and Restatement of the Charter of New Plan Excel Realty Trust, Inc. (incorporated by reference to Exhibit 3.01 to Amendment No. 1 to the Registration Statement on Form S-3, File No. 33-59195, of New Plan Excel Realty Trust, Inc. filed on May 9, 1995)

(e)(6)

Articles of Amendment of Articles of Amendment and Restatement of the Charter of New Plan Excel Realty Trust, Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-3, File No. 333-65211, of New Plan Excel Realty Trust, Inc. filed on October 1, 1998)

(e)(7)

Articles Supplementary classifying 150,000 shares of preferred stock as 7.80% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-3, File No. 333-65211, of New Plan Excel Realty Trust, Inc. filed on October 1, 1998)

(e)(8)

Articles Supplementary classifying 805,000 shares of preferred stock as 7.625% Series E Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of New Plan Excel Realty Trust, Inc. filed on April 17, 2003)

(e)(9)

Restated Bylaws of New Plan Excel Realty Trust, Inc., effective as of February 23, 2004 (incorporating all amendments thereto through February 23, 2004) (incorporated by reference to Exhibit 3.3 to the Annual Report on Form 10-K of New Plan Excel Realty Trust, Inc. for the year ended December 31, 2004)

(e)(10)

Employment Agreement, dated as of September 25, 1998, by and between New Plan Excel Realty Trust, Inc. and Dean Bernstein (incorporated by reference to Exhibit 10.39 to the Annual Report on Form 10-K of New Plan Excel Realty Trust, Inc. for the year ended December 31, 2000)

(e)(11)	Agreement, dated February 27, 2007, by and between New Plan Excel Realty Trust, Inc. and Dean Bernstein*
(e)(12)

Employment Agreement, dated as of September 25, 1998, by and between New Plan Excel Realty Trust, Inc. and Steven F. Siegel (incorporated by reference to Exhibit 10.45 to the Annual Report on Form 10-K/A of New Plan Excel Realty Trust, Inc. for the year ended December 31, 1998)

(e)(13)	Agreement, dated February 27, 2007, by and between New Plan Excel Realty Trust, Inc. and Steven F. Siegel*

Exhibit Number	Description
(e)(14)

Employment Agreement, dated as of March 15, 2005, by and between New Plan Excel Realty Trust, Inc. and Glenn J. Rufrano (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of New Plan Excel Realty Trust, Inc. filed on March 18, 2005)

(e)(15)	Agreement, dated February 27, 2007, by and between New Plan Excel Realty Trust, Inc. and Glenn Rufrano*
(e)(16)

Employment Agreement, dated as of April 14, 2000, by and between New Plan Excel Realty Trust, Inc. and John Roche (incorporated by reference to Exhibit 10.15 to the Quarterly Report on Form 10-Q of New Plan Excel Realty Trust, Inc. for the quarter ended March 31, 2000)

(e)(17)	Agreement, dated February 27, 2007, by and between New Plan Excel Realty Trust, Inc. and John Roche*
(e)(18)

Employment Agreement, dated as of September 14, 2000, by and between New Plan Excel Realty Trust, Inc. and Leonard Brumberg (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of New Plan Excel Realty Trust, Inc. for the quarter ended September 30, 2000)

(e)(19)	Agreement, dated February 27, 2007, by and between New Plan Excel Realty Trust, Inc. and Leonard Brumberg*
(e)(20)

Employment Agreement, dated as of March 15, 2005, by and between New Plan Excel Realty Trust, Inc. and Michael Carroll (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of New Plan Excel Realty Trust, Inc. filed on March 18, 2005)

(e)(21)	Agreement, dated February 27, 2007, by and between New Plan Excel Realty Trust, Inc. and Michael Carroll*
(e)(22)

Out-Performance Compensation Plan, effective as of February 27, 2006 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of New Plan Excel Realty Trust, Inc. for the quarter ended March 31, 2006)

(e)(23)

New Plan Excel Realty Trust, Inc. Deferred Compensation Plan, amended and restated as of February 26, 2007 (incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K of New Plan Excel Realty Trust, Inc. for the year ended December 31, 2006)

(e)(24)

2003 Stock Incentive Plan of New Plan Excel Realty Trust, Inc., as amended and restated effective July 14, 2005 (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q of New Plan Excel Realty Trust, Inc. for the quarter ended September 30, 2005)

*                    Previously filed with Schedule 14D-9 of New Plan Excel Realty Trust, Inc. on March 8, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this solicitation/recommendation statement is true, complete and correct.

NEW PLAN EXCEL REALTY TRUST, INC.
	By:	/s/ Steven F. Siegel
		Name:	Steven F. Siegel
		Title:	Executive Vice President General
Counsel and Secretary

Dated: March 21, 2007